Andrews Kurth LLP 600 Travis, Suite 4200 Houston, Texas77002 +1.713.220.4200 Phone +1.713.220.4285 Fax andrewskurth.com

August 12, 2015

Via EDGAR

Mara L. Ransom

Assistant Director
United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.
Washington, D.C. 20549

Re:	Crestwood Equity Partners, LP
Amendment No. 1 to Registration Statement on Form S-4
Filed July 27, 2015
File No. 333-205004

Dear Ms. Ransom:

Set forth below are the responses of Crestwood Equity Partners, LP, a Delaware limited partnership (“CEQP,” “we,” “us,” “our” or “partnership”), to the comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated August 10, 2015, with respect to CEQP’s Registration Statement on Form S-4 initially filed with the Commission on June 17, 2015, File No. 333-205004 (the “Registration Statement”).  Each response below has been prepared and is being provided by CEQP, which has authorized Andrews Kurth LLP to respond to the Staff’s comments on its behalf.

For the Staff’s convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text.

General

1.              We note your response to comment 1.  Please provide further analysis of the differences between the rights of CEQP unitholders and Midstream unit holders.  In doing so, please tell us how the different distribution structures affects the distribution rights of Midstream unitholders.  In this regard, we note that Midstream unitholders will initially receive less in quarterly cash distributions after the merger.  Please include in your response any differences in the way that “available cash” and “minimum quarterly distribution” are defined in the CEQP and Midstream partnership agreements, respectively.

As discussed in detail below, holders of both the Midstream common units and the CEQP common units will be entitled to receive distributions, after payment of required distributions on preferred units, from the “Available Cash” of the applicable partnership.  The definitions of Available Cash in the two partnership agreements are substantially similar.  The primary differences between the distribution mechanics for the Midstream and CEQP common units are that Midstream has incentive distribution rights and CEQP has subordinated units.  We believe that these differences are not material differences in the general rights of the common units of Midstream and CEQP to receive distributions from the “Available Cash” of the applicable partnership, and that therefore the two securities have substantially similar rights as required by the exception set forth in Rule 13e-3(g)(2)(i).

Set forth below is further analysis of the differences between the rights of CEQP unitholders and Midstream unitholders, focusing on the areas requested in your comment.

Definitions of Available Cash

The definitions of “Available Cash” in the CEQP partnership agreement and in the Midstream partnership agreement are set forth in full for your reference in footnotes 1 and 2 below, respectively.(1),(2)  We note that these two definitions, though worded slightly differently, are

(1)  CEQP:

“Available Cash” means, with respect to any Quarter ending prior to the Liquidation Date,

(a) the sum of (i) all cash and cash equivalents of the Partnership Group on hand at the end of such Quarter, and (ii) all additional cash and cash equivalents of the Partnership Group (excluding IPCH Acquisition Corp. and Crestwood Partners, LLC ((f/k/a Inergy Partners, LLC)) on hand on the date of determination of Available Cash with respect to such Quarter resulting from Working Capital Borrowings made subsequent to the end of such Quarter, less

(b) the amount of any cash reserves that is necessary or appropriate in the reasonable discretion of the Managing General Partner to (i) provide for the proper conduct of the business of the Partnership Group (including reserves for future capital expenditures and for anticipated future credit needs of the Partnership Group) subsequent to such Quarter, (ii) comply with applicable law or any loan agreement, security agreement, mortgage, debt instrument or other agreement or obligation to which any Group Member is a party or by which it is bound or its assets are subject or (iii) provide funds for distributions under Section 6.4 in respect of any one or more of the next four Quarters; provided, however, that disbursements made by a Group Member or cash reserves established, increased or reduced after the end of such Quarter but on or before the date of determination of Available Cash with respect to such Quarter shall be deemed to have been made, established, increased or reduced, for purposes of determining Available Cash, within such Quarter if the Managing General Partner so determines.

Notwithstanding the foregoing, “Available Cash” shall not include any IPCH/Crestwood Partners Available Cash. “Available Cash” with respect to the Quarter in which the Liquidation Date occurs and any subsequent Quarter shall equal zero.

substantially similar in effect, with both terms including “all cash and cash equivalents … on hand at the end of such Quarter” plus additional amounts on hand at the date of determination resulting from borrowings made after the end of the quarter, less reserves established by the general partner to (i) “provide for the proper conduct of the business” of the entity subsequent to such quarter, (ii) comply with applicable law or agreements, or (iii) provide for distributions for “any one or more of the next four Quarters.”

The primary difference between the two definitions is the exclusion of available cash relating to IPCH Acquisition Corp. and Crestwood Partners, LLC (i.e., “IPCH/Crestwood Partners Available Cash”) from the definition of Available Cash for CEQP.  As shown below under the heading “CEQP Common Unit Distributions,” this exclusion has no impact on the distribution rights for the holders of CEQP common units because they receive distributions with respect to both “Available Cash” and “IPCH/Crestwood Partners Available Cash.”  This exclusion has the sole effect of excluding available cash with respect to IPCH Acquisition Corp. and Crestwood Partners, LLC from distributions made with respect to the CEQP Class A units (which are a separate class of common units owned by IPCH Acquisition Corp. and Crestwood Partners, LLC that does not participate in distributions of IPCH/Crestwood Partners Available Cash and are non-voting).  We note that both of these definitions of Available Cash give the General Partner of the entity broad discretion in setting reserves, which is ultimately determinative of the amount of Available Cash for any quarter.

(2)  Midstream:

“Available Cash” means, with respect to any Quarter ending prior to the Liquidation Date:

(a) the sum of (i) all cash and cash equivalents (including amounts available for working capital purposes under a credit facility, commercial paper facility or other similar financing arrangement) of the Partnership Group (or the Partnership’s proportionate share of cash and cash equivalents in the case of Subsidiaries that are not wholly owned) on hand at the end of such Quarter, and (ii) if the General Partner so determines, all or any portion of any additional cash and cash equivalents of the Partnership Group (or the Partnership’s proportionate share of cash and cash equivalents in the case of Subsidiaries that are not wholly owned) on hand on the date of determination of Available Cash with respect to such Quarter resulting from Working Capital Borrowings made subsequent to the end of such Quarter, less

(b) the amount of any cash reserves established by the General Partner (or the Partnership’s proportionate share of cash reserves in the case of Subsidiaries that are not wholly owned) to (i) provide for the proper conduct of the business of the Partnership Group (including reserves for future capital expenditures and for anticipated future credit needs of the Partnership Group) subsequent to such Quarter, (ii) comply with applicable law or any loan agreement, security agreement, mortgage, debt instrument or other agreement or obligation to which any Group Member is a party or by which it is bound or its assets are subject or (iii) provide funds for distributions under Section 6.4 or Section 6.5 in respect of any one or more of the next four Quarters; provided, however, that disbursements made by a Group Member or cash reserves established, increased or reduced after the end of such Quarter but on or before the date of determination of Available Cash with respect to such Quarter shall be deemed to have been made, established, increased or reduced, for purposes of determining Available Cash, within such Quarter if the General Partner so determines.

Notwithstanding the foregoing, “Available Cash” with respect to the Quarter in which the Liquidation Date occurs and any subsequent Quarter shall equal zero.

Other Defined Terms Relating to Distributions

The CEQP partnership agreement contains a definition for the term “Minimum Quarterly Distribution,” which is an amount that must be paid to the holders of common units before distributions are made to holders of subordinated units.  The subordinated units are limited partner interests that are owned by a private company (Crestwood Gas Services Holdings LLC) and do not participate in distributions until the Minimum Quarterly Distribution has been paid.

The Midstream partnership agreement contains a definition for the term “Initial Quarterly Distribution,” which is an amount that is paid to the holders of common units before remaining amounts of Available Cash are then split between the holders of the common units and the holder of the incentive distribution right.

The terms Minimum Quarterly Distribution and Initial Quarterly Distribution operate in a similar fashion, inasmuch as the holder of common units must receive a distribution in that amount before subordinated units (in the case of CEQP) or incentive distribution rights (in the case of Midstream) participate in Available Cash in excess of that amount.

Distributions on Preferred Units Required Before Distributions on Common Units

Midstream currently has outstanding preferred units, and specified distributions must be paid to the holders of the preferred units before distributions may be made to the holders of the Midstream common units.  Similarly, as part of the transaction described in the registration statement, CEQP will issue preferred units in exchange for the outstanding Midstream preferred units that will be substantially the same as the Midstream preferred units (after giving effect to the exchange ratio).  Specified distributions will be required to be paid to the holders of these new CEQP preferred units before distributions may be made to the holders of the CEQP common units.

Common Unit Distributions

Midstream Common Unit Distributions.  Pursuant to Section 6.4 of the Midstream partnership agreement, Available Cash is distributed 100% to the common unitholders until they have received the initial quarterly distribution, and then the remaining Available Cash is distributed 50% to the common unitholders and 50% to the holder of the incentive distribution right.

CEQP Common Unit Distributions.  Pursuant to Section 6.4(a) of the CEQP partnership agreement, Available Cash (which excludes “IPCH/Crestwood Partners Available Cash”) is distributed to the holders of the common units and the Class A units, and ICPH/Crestwood Partners Available Cash is distributed only to the holders of the common units, until the holders of the common units have received the Minimum Quarterly Distribution.  Once the holders of the common units have received the Minimum Quarterly Distribution (and any arrearages of the Minimum Quarterly Distribution), then the holders of the subordinated units also share in distributions of Available Cash and ICPH/Crestwood Partners Available Cash.

Distributions in Liquidation.  The partnership agreements of both Midstream and CEQP provide for distributions upon liquidation (after setting aside amounts for indebtedness and other obligations and any preferred equity) to be made to holders of common units essentially in accordance with a partner’s capital account.  Both partnership agreements provide for the build-up of partners’ capital accounts in similar fashion.

Substantially Similar Rights Regarding Distributions

Holders of the current Midstream common units and of the post-transaction CEQP common units will both be entitled to receive distributions, after payment of required distributions on preferred units, from the Available Cash of the applicable partnership.  The definitions of Available Cash are substantially similar as they apply to the common units of each partnership.  The differences between the distribution rights are: (1) Midstream common units must share a portion of the Available Cash with the holder of the incentive distribution right after holders of the common units receive the Initial Quarterly Distribution, and (2) the CEQP common units must share a portion of the Available Cash and ICPH/Crestwood Partners Available Cash with the holder of the subordinated units after holders of the common units receive the Minimum Quarterly Distributions.  We believe that these differences are not material differences in the distribution rights of the common units of Midstream versus the common units of CEQP, and that therefore the two securities have substantially similar rights as required by the exception set forth in Rule 13e-3(g)(2)(i).

2.              We note your response to comment 2.  Please also quantify the number of preferred holders that have expressed an intention to support the merger pursuant to the letter agreements disclosed on page 12.

Three preferred holders have expressed an intention to support the merger pursuant to the letter agreements disclosed on page 12.  The Partnership will include disclosure of this in an amendment to the registration statement that will be filed with the Commission before the Partnership requests acceleration of effectiveness of the registration statement.

If you have questions regarding the foregoing responses, you may contact Joel M. Lambert, Esq. at (832) 519-2270, Brad Bacon, Esq. at (816) 714-5483 or Michael Post, Esq. at (816) 714-5449, or the undersigned at (713) 220-4360.

Sincerely,

/s/ G. Michael O’Leary, Jr.
G. Michael O’Leary, Jr.

cc:	Daniel Porco, Esq., Securities and Exchange Commission
Lisa Kohl, Esq., Securities and Exchange Commission
Joel C. Lambert, Esq., Crestwood Equity Partners, LP
Brad Bacon, Esq., Crestwood Equity Partners, LP
Michael Post, Esq., Crestwood Equity Partners, LP
Gislar R. Donnenberg, Esq., Paul Hastings LLP
David F. Taylor, Esq., Locke Lord LLP